May 24, 2017

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Anuja A. Majmudar, Attorney-Advisor

Re:	TDH Holdings, Inc.
Draft Registration Statement on Form F-1 Submitted March 30, 2017
CIK No. 0001684425

Dear Mr. Schwall:

On behalf of TDH Holdings, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-1 filing as transmitted by a letter dated April 27, 2017 (the “Comment Letter”) to Cui Rongfeng, Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-1 Filing (the “Amended F-1 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that to the best of its knowledge no such communications have been made to date by the Company or anyone on its behalf.

2.            Please revise your prospectus to identify the sources for the market data and statistics upon which you rely. For example, we note you state on page 1 that “In 2016, it is expected that the pet food consumption will exceed RMB 9.74 billion,” and “In 2015, the market size of the industry, including both online and offline sales, was approximately RMB 106 billion, representing a 10-year compound growth rate of approximately 60%.” With respect to third-party statements in your prospectus, such as the data attributed to the National bureau of Statistics of China and GFK, please supplementally provide us with support for such statements. With respect to statements based upon your internal data and your management’s understanding of industry conditions, please clearly identify those statements as management’s belief or opinion.

Response: The Company has revised various third-party statements included in the prospectus and revised the Amended F-1 Filing to provide sources for all such statements. In addition, the Company will provide such supporting data to the Staff via supplemental submission, as requested in the above-referenced comment.

May 24, 2017

Prospectus Cover

3.            Please revise your prospectus cover-page to clarify whether you intend to register warrants in connection with this offering and additional shares in connection with an over-allotment option granted to the underwriters. In this regard, we note your reference to the delivery of shares of common stock and warrants on the prospectus cover-page and your disclosure on pages 6 and 25 reference a possible over-allotment option. Refer to Item 1 of Form F-1 and Item 501(b)(2) of Regulation S-K.

Response: The Amended F-1 Filing (both on the cover page and elsewhere in the documents) has been revised to reflect the revised disclosures that address the above comment.

4.            We note you disclose an assumed midpoint initial public offering price of $4.25, despite that you have not yet provided an offering price range. In addition, we note your Calculation of Registration Fee Table reflects a proposed maximum offering price per share of $4.25. Please revise your disclosure to reconcile these discrepancies.

Response: The prospectus cover page of the Amended F-1 Filing has been revised to include an offering price range of $4.00-$4.50 per share.

Prospectus Summary, page 1

Our Company, page 1

5.            Please expand your disclosure here and throughout the prospectus to discuss in greater detail the company’s current business and growth in light of your revenues attributable to overseas sales. In this regard, we note you make several statements highlighting the increase in pet ownership and growing pet food market in China and that your mission is to become “a premier producer of high quality pet food for pet owners in China and worldwide.” However, we note that approximately 4% of your total revenues were attributed to domestic sales in 2016 and 2015, whereas 77% and 86% of your 2016 and 2015 total revenues were attributed to overseas sales for the same periods.

Response: The above-referenced language on p. 1 of the Amended F-1 Filing has been revised and updated to provide additional disclosures to address the comment above. In addition, similar revisions and updates have been made to the Business section of the Amended F-1 Filing.

May 24, 2017

6.           Please revise your disclosure to explain the basis for your statement that “[t]here is a strong correlation between an increase in people’s overall quality of life and standards…and the demand for the consumption of pet food products” and clarify your “multi-platform sales approach.”

Response: The above-referenced language on p. 1 of the Amended F-1 Filing relating to the Company’s view of “…a strong correlation” has been deleted in its entirety. The Company has made revisions to offer additional disclosures relating to its “multi-platform sales approach” which disclosures appear on p. 1 and in the Business section of the Amended F-1 Filing to address the comment above.

7.            We note you include several bullet points regarding industry awards received and participation in industry activities. Please revise your disclosure to clarify the award received or industry activity, including the relevance of the award, activity or acknowledgement, as applicable.

Response: The above-referenced discussion of the Company’s industry awards and in the Business Section of the Amended F-1 Filing has been revised to address the comment above.

8.            We note your disclosure on page 2 that you maintain an 82-acre organic food farm in Jiaonan city, Shandong Province, which supplies sweet potatoes and organic vegetables to be used in your production. Please describe the agreement in place that provides you the ability to utilize the potatoes and vegetables sourced from this farm and describe the related accounting of such transactions.

Response: The disclosure on p. 2 of the Amended F-1 Filing has been revised to clarify the above-referenced disclosures to state that the Company maintains a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. In 2016, the Company’s purchases from this entity were less than $15,000. While the Company has maintains this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. Finally, a cross-reference to the Business section of the Amended F-1 Filing for the description of this arrangement has been included in response to the comment above.

Risk Factors, page 8

9.            You disclose on page 39 that the majority of your cash balances are held in uninsured bank accounts at financial institutions located in China. Please address this risk in your risk factor disclosure.

Response: An additional risk factor addressing the comment above has been added to page 15 of the Amended F-1 Filing.

Risks Related to Our Business, page 8

We may face difficulties as we expand into countries in which we have no prior operating experience, page 12

10.         Please revise this risk factor or add a new risk factor to discuss China’s regulatory limitations regarding mergers and acquisitions.

Response: An additional risk factor addressing the comment above has been added to page 15 of the Amended F-1 Filing.

May 24, 2017

Governmental control of currency conversion may affect the value of your investment, page 16

11.       We note you disclose on page 16 that “under [y]our current corporate structure, [y]our income is derived from payments from WFOE.” Please expand your disclosure to address the impact, if any, the Ministry of Commerce’s October 2016 Provisional Measures for Filing Administration of Establishment and Changes of Foreign-Investment Enterprises, including with respect to filing and disclosure requirements, will have on your business.

Response: The disclosures in question have been revised and expanded to address the comment above. Please refer to p. 16 of the Amended F-1 Filing.

Risks Related to this Offering and Ownership of our Common Stock, page 19

Our employees, officers and/or directors will control a sizeable amount of our common shares, page 21

12.         Please expand this risk factor to discuss that your chief executive officer and his spouse will beneficially own 44.6% of your voting securities following this offering and their ability to influence corporate matters.

Response: The risk factor in question has been revised and expanded to address the comment above. Please refer to p. 21 of the Amended F-1 Filing.

Use of Proceeds, page 25

13.         Please ensure your use of proceeds disclosure is consistent throughout the filing. For example, we note the use of proceeds here does not reflect that proceeds will be used for the “establishment of pet nutrition research institute” referenced on page 6 and to fund acquisitions as referenced on page 20.

Response: The Use of Proceeds narrative has been revised throughout the Amended F-1 Filing to address the comment above.

Capitalization, page 26

14.         The $17.9 million total amount in your Pro Forma Adjusted for IPO column appears to erroneously include 9.4 million shares. Please revise the amount as appropriate.

Response: The Capitalization section has been revised to address the inadvertent error referenced in the above comment.

May 24, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

15.          For each major category of your results of operations such as net revenues, cost of revenues, selling, general and administrative expenses, R&D expense, expand your disclosure to discuss and quantify the specific significant factors, including any unusual events or new developments that materially affected your results of operations. For net revenues, discuss and quantify the extent to which results and changes were due to new products, mix of products, prices and volumes. Refer to the guidance in Form 20-F Item 15.A. by way of Form F-1 Item 4.a.

Response: The Company has added the following additional disclosures in the Amended F-1 Filing disclosures (appearing on pp. 34-35 of the MD&A section) to address the above comment:

“Our domestic E-commerce sales accounted for most of the total E-commerce sales. For the year ended December 31, 2016, our domestic E-commerce sales increased by $2,298,374, or 140%, to $3,944,139, as compared to $1,645,765 for the year ended December 31, 2015. We began to generated sales of $517,365 in oversea E-commerce for the year ended December 31, 2016. With regard to overseas wholesales, as our businesses involved in more and more oversea marketplace, we reduced our dependence on certain countries’ markets. Revenue generated from South Korea and Germany accounted for 34% and 24% of our oversea sales for the year ended December 31, 2015, and these ratios decreased to 28% and 16%, respectively, for the year ended December 31, 2016. In addition, revenue generated from the United Kingdom increased to account for 17% of the oversea sales, ranking second for the year ended December 31, 2016.

Revenues generated from our major product lines - Pet chews, dried pet snacks and Wet canned pet foods, account for 96% and 98%, respectively, of our total sales for the year ended December 31, 2016 and 2015. Revenue generated from these three food product lines increased by 57%, 42% and 33%, respectively, from the year ended December 31, 2015 to the year ended December 31, 2016. Our sales growth was mainly driven by the growth in sales volume. The growth in sales volume for Pet chews, Dried pet snacks and Wet canned pet foods were 46%, 49% and 11%, respectively, for the year ended December 31, 2016 comparing to the year ended December 31, 2015. With regard to our selling price, Pet chews and Wet canned pet foods increased by 15%, and 28%, respectively. Selling price of dried pet snacks remained stable for the year ended December 31, 2016.

Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead, in which the raw materials accounts for 80% to 85%. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase after we become a publicly traded company in the United States.”

16.         Please revise to include a discussion of the nature and terms of your revolving line of credit and also file the agreement as an exhibit to your registration statement.

Response: The Company has added the following additional disclosures in the Amended F-1 Filing disclosures (appearing on p. 37) to address the above comment:

“In 2015, 2016 and 2017, we entered into the following revolving lines of credit:

May 24, 2017

On January 8, 2015, we entered a line of credit of approximately $576,062 (RMB 4,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from January 8, 2015 and ends on January 7, 2017, bearing interest at approximately 125% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang.

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The line of credit starts from August 10, 2016 and ends on July 2, 2017, bearing interest at approximately 120% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang.”

On March 25, 2017, we obtained a line of credit of approximately $288,031 (RMB 2,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from March 25, 2017 and ends on March 22, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang.”

Copies of the material agreements pertaining to the Company’s revolving line of credit are filed as exhibits to the Amended F-1 Filing.

17.        Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the increase in fiscal 2016 cash from operating activities was primarily due to increased inventory and increased accounts receivable, offset by increased net income and increased inventory. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts. Please also review your discussion for accuracy as all of the reasons indicated, with the exception of increased net income, generally relate to a use of cash rather than a source of cash.

Response: The Company has revised its disclosures to address the above comment to provide additional narrative appearing on p. 36 of the Amended F-1 Filing:

“The increase in cash outflows from our operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily resulted from cash paid for purchase of inventory, leading to inventory increased $3,316,762 and advances to suppliers increased $610,215, partially offset by increased net income of $1,009,171 and increased accounts payable of $1,321,954. Generally, we are a rapid growth emerging enterprise. With business expansion, the Company has to purchase more inventory to meet the increased demand in the next year. In addition, our inventory turnover days increased from 61 days for the year ended December 31, 2015 to 89 days for the year ended December 31, 2016. As a consequence, the Company’s inventory balance increased by $2,978,175 or 99%, from $2,994,949 as of December 31, 2015 to $5,973,124 as of December 31, 2016.”

May 24, 2017

Revenue Recognition, page F-10

18.         We note you disclose that your revenue includes the effects of rebates, discounts and returns, and that there were no sales returns and allowances for the years ended December 31, 2016 and 2015. You further disclose that you do not provide unconditional right of return, pricing protection or any other concessions to your customers. Please expand your disclosure to clarify the circumstances under which you provide rebates, discounts and returns, and to describe your accounting policy for such transactions.

Response: The Company does not provide rebates or unconditional returns. The Revenue Recognition paragraph under Note 2 in the Amended F-1 Filing has been revised as follows:

“Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax and applicable local government levies. The Company does not provide unconditional right of return, rebate, pricing protection or any other concessions to its customers. For the years ended December 31, 2016 and 2015, the Company had no discounts or sales return.”

Selling Expenses, page F-11

19.         We note you disclose that your selling expenses include shipping and handling costs incurred during the selling activities. Please expand your disclosure, under this heading and on page 34, to state the amounts of shipping and handling costs that you incurred for each year presented. Additionally, explain why you do not believe your shipping and handling costs would be more appropriately classified as costs of sales rather than as selling expenses, since they appear to be directly related to your costs of sales per your disclosure on page 33, and since their classification has a direct impact on your gross profit and gross margin. Please refer to the guidance in FASB ASC 605-45-S99-1 and provide an analysis of the significance of your shipping and handling costs on your gross profit and gross margin.

Response: The “Selling Expenses” disclosures in Note 2 to the Consolidated Financial Statements have been revised in the Amended Fi-1 Filing to include the following statement:

“Shipping and handling expenses amounted to $836,561 and $516,409 for the years ended December 31, 2016 and 2015, respectively.”

FASB ASC 605-45-S99-1 states that shipping and handling fees billed to a customer should be classified as revenue (only for those entities that record revenue based on the gross amount billed to the customer), and states that the classification of shipping and handling costs incurred by the seller is an accounting policy decision. The Company does not bill shipping and handling fees to their customers. Therefore, there is no revenue that is directly related to the shipping and handling costs. The Company bears shipping and handling as a cost of marketing the product. For this reason, the Company considers shipping and handling fees as a selling expense, rather than a cost of production. Thus based on our business practice and accounting policy decision, the expenses should be recorded as selling expenses instead of cost of revenue. The Company notes that shipping and handling expenses accounted for 11.82% and 12.84% of gross profit for the years ended December 31, 2016 and 2015, respectively. Shipping and handling also represents 24.32% and 28.36% of selling expenses for the years ended December 31, 2016 and 2015, respectively.

May 24, 2017

Note 10 – Income Taxes, page F-19

20.         We note that in 2016 you were granted the “High-Tech Enterprise” designation which qualified you for a preferential tax rate of 15% for the years starting 2016. Please disclose (i) the aggregate dollar and per share effects of the tax holiday and (ii) the date on which the special tax status will terminate. Refer to SAB Topic 11C.

Response: The Company’s disclosures under Note 10 have been revised in the Amended F-1 Filing to address the above-referenced comment to add the following clauses:

“…and would be qualified for a preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018.”

“The amount of benefit from Preferential Tax Rate was $55,684 and $0 for the years ended December 31, 2016 and 2015, respectively, and the effect on earnings per share was $0.01 and $0.00, respectively.”

Note 13 – Segmental and Revenue Analysis, page F-23

21.         Based on the disclosure here and under the caption Segment Reporting on page F-12, it is not clear whether you have one operating segment or if you have multiple operating segments that have been aggregated into a single reportable segment. Please clarify this for us. Additionally, address the following:

●	Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segment(s);

●	Provide an organization chart together with a narrative that describes your management structure. The narrative should explain the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources to, and assesses the performance of, the operating segment(s);

●	Describe the process for determining compensation for the operating segment manager(s),

●	Provide us with a recent example of the information that the CODM regularly reviews to make decisions about resources to be allocated to the segment and assess its performance.

●	To the extent that multiple operating segments have been aggregated, explain to us, in reasonable detail, how you have applied the aggregation criteria of FASB ASC paragraph 280-10-50-11.

Response: In response to the foregoing comment, the Company revised its Note 13 disclosures in the Amended F-1 Filing to state, in effect, that the Company operated in a single operating segment, with revenues derived from multiple product lines, marketing channels and countries. The Company also revised its disclosures under segment reporting under Note 2 in the Amended F-1 filing to delete the language pertaining to “separate operating segments. Please note that the revised Note 13 contains the language stating that Note 13 presents entity-wide information prescribed by ASC 280.

May 24, 2017

In addition, please note that the Company has a single segment with revenues derived from multiple product lines or different marketing channels.

1.           The chief operating decision maker (the “CODM”), reviews the operation results of the Company as a whole instead of on the basis of major product lines or marketing channels. This does not meet Paragraph b of FASB ASC 280-10-50-1.

2.            The Company does not maintain discrete financial information by marketing channels or product lines. The information received and reviewed by the CEO (CODM) has only revenue information by marketing channels and product lines. The cost of sale and other information are not available by marketing channels or product lines. Thus there was not enough information to generate discrete financial information. This does not meet Paragraph c of FASB ASC 280-10-50-1.

3.            Please refer to the chart below. The CEO of the Company oversees the operating decisions, makes resource allocation decisions and assesses the Company’s performance. He makes these assessments and decisions based on the Company as a whole.

4.            Discussion of compensation of segment manager is not applicable to the Company. All product lines are managed by one Production Department Director. All marketing channels are managed by one Sales Department Director.

5.           Resource allocation and performance assessment by segment by CODM is not applicable because other than revenue, other financial information such as cost of sales and other operating expenses by marketing channels or product lines are not available.

May 24, 2017

6.           The Company only has one segment.

22.         We note you disclose on page 30 that you offer in excess of 200 products which are classified into 5 product lines: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits. Please expand your disclosure to present net revenues for each year presented for each group of similar products to comply with ASC 280-10-50-40.

Response: The Company has revised its disclosures under Note 13 and in the MD&A section of the Amended F-1 Filing as follows:

“The revenues generated from different product lines are set forth as following:

	For the Years Ended December 31,
	2016	2015
Pet chews	$10,316,841	$6,581,597
Dried pet snacks	11,204,517	7,902,104
Wet canned pet food	1,926,455	1,444,143
Dental health snacks	606,648	321,711
Baked pet biscuits	123,898	85,457
Others	294,867	-
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

23.         We note your tabular disclosure on page 34 references that the majority of your sales are attributable to overseas locations. If revenues to an individual country are material, please disclose them separately. Refer to ASC 280-10-50-41.

Response: The Company has revised its Note 13 disclosures appearing in the Amended F-1 Filing as follows:

“The revenues generated from different foreign countries are set forth as following:

	For the Years Ended December 31,
	2016	2015
South Korea	$5,299,721	$4,689,733
United Kingdom	3,134,478	289,228
Germany	3,098,178	3,309,266
Other countries	12,940,849	8,046,785
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

May 24, 2017

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.”

The Company has revised the disclosure under MD&A in the Amendment as following:

“The following table displays our revenue by different marketing channels.”

“The revenues generated from different foreign countries are set forth as following:

	For the Years Ended December 31,
	2016	2015
South Korea	$5,299,721	$4,689,733
United Kingdom	3,134,478	289,228
Germany	3,098,178	3,309,266
Other countries	12,940,849	8,046,785
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Cui Rongfeng, CEO
Ralph V. De Martino, Esq., Schiff Hardin LLP